                                                                     EXHIBIT 3.1


                                THE COMPANIES LAW

                COMPANY LIMITED BY SHARES (2001 SECOND REVISION)

                 AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

                                       OF

                            GLOBALSANTAFE CORPORATION
                        (Adopted by Special Resolution of
                    the members effective November 20, 2001)

1. The name of the company is GLOBALSANTAFE Corporation (the "Company").

2. The Registered Office of the Company shall be situated at the offices of Maples and Calder, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands, or at such other place as the Board of Directors may from time to time determine.

3. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 6(4) of the Companies Law (2001 Second Revision).

4. Except as prohibited or limited by the Companies Law (2001 Second Revision), in carrying out its objects the Company shall have all the powers of a natural person in doing in any part of the world whether as principal, agent, contractor, or otherwise whatever may be considered by it necessary or desirable for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereof, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association of the Company considered necessary or convenient in the manner set out in the Amended and Restated Articles of Association of the Company all irrespective of any question of corporate benefit, and the power to do any of the following acts or things, viz: to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to sell, lease or dispose of any property of the Company; to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, bills of exchange, bills of lading, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company, including uncalled capital or without security; to invest monies of the Company; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to members of the Company; to carry on any trade or business and generally to do all acts and things which may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company.

5. The liability of each member is limited to the amount from time to time unpaid on such member's shares.

6. The authorized share capital of the Company is US$6,000,000, divided into 600,000,000 Ordinary Shares, par value of US $.01 per share, all of such shares with power for the Company, insofar as is permitted by law and subject to the provisions of the Companies Law (2001 Second Revision) and the Amended and Restated Articles of Association of the Company, to redeem, call or purchase any of its shares, to increase or reduce the said capital and to issue any part of its capital, whether original, redeemed, called or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be ordinary, preference or otherwise shall be subject to the powers hereinabove contained.